June 4, 2018 VIA EDGAR	Nima Amini D: +852 3512-2337 namini@omm.com

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn:	Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Re:	eHi Car Services Limited

Amended Schedule 13E-3

Filed on April 26, 2018 by eHi Car Services Limited, Ray Ruiping Zhang, Ruiping Zhang 2016 Descendants Trust, L & L Horizon, LLC, MBK Partners Fund IV, L.P., MBK Partners JC IV, L.P., Fastforward Holdings Ltd, Fastforward Investment Ltd, Fastforward Company Ltd, The Baring Asia Private Equity Fund VI, L.P.1, The Baring Asia Private Equity Fund VI, L.P.2, The Baring Asia Private Equity Fund VI Co-Investment L.P., BPEA Teamsport Holdings Limited, BPEA Teamsport Limited, The Crawford Group, Inc., RedStone Capital Management (Cayman) Limited, Dongfeng Asset Management Co., Ltd., Teamsport Topco Limited, Teamsport Midco Limited, Teamsport Parent Limited and Teamsport Bidco Limited

File No. 005-88413

Dear Mr. Duchovny:

On behalf of eHi Car Services Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), we have responded to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in your letter addressed to Mr. Tim Gardner of Weil, Gotshal & Manges, dated May 16, 2018, with respect to Amendment No. 1 to Schedule 13E-3, File No. 005-88413 (“Amendment No. 1” and, such Schedule 13E-3 as amended from time to time, the “Schedule 13E-3”) filed on April 26, 2018 by the Company and the other filing persons named therein, which amended and restated the Schedule 13E-3, File No. 005-88413 (the “Initial Schedule 13E-3”) filed on March 9, 2018 by the filing persons named therein. For your convenience, we repeat the Staff’s comments below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Preliminary Proxy Statement” and, the Revised Preliminary Proxy Statement as may be further revised from time to time, the “Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments.

Partners: Nima Amini, Denis Brock, Ronald Cheng, James Ford, Li Han, Edwin Kwok, Philip Monaghan

Registered Foreign Lawyers, Partners of O’Melveny & Myers LLP (an LLP formed under the laws of California):

Andrew D. Hutton*

*Admitted to practice in California.

O’Melveny & Myers partners are also partners of O’Melveny & Myers LLP (an LLP formed under the laws of California).

Century City • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Amendment No. 2 and the Revised Preliminary Proxy Statement incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. In addition, we are providing separately to the Staff via email a marked copy of Amendment No. 2 and the Revised Preliminary Proxy Statement indicating changes against Amendment No. 1 and the preliminary proxy statement (the “Preliminary Proxy Statement”) attached as Exhibit (a)-(1) thereto, respectively. Capitalized terms not defined in this letter have the same meanings as in the Revised Preliminary Proxy Statement.

Amended Schedule 13E-3

1.	We note that Baring SPV acquired shares from TGMF after the initial Schedule 13E-3 had been filed and which was filed in connection with the agreement to purchase those shares from TGMF. We note that at the time Baring SPV purchased shares from TGMF it was an affiliate of eHi Car Services engaged in a series of transactions constituting a going private transaction subject to Rule 13e-3. Please tell us how the filing person complied with Rule 13e-3 in connection with the purchase of shares by Baring SPV from TGMF. We may have further comment.

Compliance with Rule 13e-3

The filing persons respectfully submit that, based upon the information and analysis set forth below, the filing persons complied with Rule 13e-3 in connection with the purchase of the Subject ADSs by Baring SPV from TGMF (the “TGMF Purchase”).

Rule 13e-3 requires (a) the filing of a transaction statement on Schedule 13E-3 at least thirty days before any purchase of securities of the class of securities subject to the Rule 13e-3 transaction that does not involve the solicitation of proxies or a tender offer, where such purchase is the first transaction in a series of transactions subject to Rule 13e-3, and (b) the dissemination of certain information required by Rule 13e-3(e) to security holders in accordance with Rule 13e-3(f)(1). See Rule 13e-3(d); General Instruction D to Schedule 13E-3; and Rule 13e-3(f).

Filing of Schedule 13E-3

Rule 13e-3(d) and General Instruction D to Schedule 13E-3 require a transaction statement on Schedule 13E-3 to be filed at least thirty days before any purchase of securities of the class of securities subject to the Rule 13e-3 transaction that does not involve the solicitation of proxies or a tender offer, where such purchase is the first transaction in a series of transactions subject to Rule 13e-3, such as the TGMF Purchase.

On March 9, 2018, the Initial Schedule 13E-3 was filed by the filing persons identified therein, including Baring SPV, with respect to the TGMF SPA and the proposed TGMF Purchase in accordance with Rule 13e-3(d) and General Instruction D to Schedule 13E-3. As disclosed in Amendment No. 2 to the statement on Schedule 13D filed with the SEC by Baring SPV and certain of its affiliates on April 16, 2018, the closing of the TGMF Purchase occurred on April 13, 2018, which was thirty-five days after the filing of the Initial Schedule 13E-3. Therefore, by filing the Initial Schedule 13E-3 on March 9, 2018 and waiting more than thirty days thereafter to close the TGMF Purchase, Baring SPV has complied with the filing requirements of Rule 13e-3.

We note that under similar circumstances in the going private transaction involving Ugly Duckling Corporation (“Ugly Duckling”) (File No. 005-46239), the chairman of Ugly Duckling (who had previously expressed an interest in taking the company private) filed an initial transaction statement on Schedule 13E-3 in connection with the purchase of Ugly Duckling common stock from a shareholder in a private transaction more than thirty days in advance of the closing of such purchase.

Dissemination of Information

Rule 13e-3(f) requires the dissemination of certain information set forth in a transaction statement on Schedule 13E-3 in accordance with any applicable federal or state law, no later than twenty days prior to any purchase of securities that constitutes a transaction in a series of transactions subject to Rule 13e-3.

There is no requirement to disseminate information concerning the purchase of securities of the Company under the law of the Cayman Islands. As a result, the dissemination of information relating to the TGMF Purchase in compliance with Rule 13e-3(f) is governed solely by applicable federal law. The filing persons respectfully submit that, for the reasons discussed below, publicly filing information with the SEC relating to privately negotiated purchases of an issuer’s securities that constitute transactions in a series of transactions subject to Rule 13e-3, followed by mailing a proxy statement that includes the applicable information required by Rule 13e-3 to the issuer’s shareholders at the appropriate later time, satisfies the dissemination requirements of Rule 13e-3(f) under federal law.

The 1979 Adopting Release for Rule 13e-3 (the “Adopting Release”) states: “Rule 13e-3(f) prescribes the methods of dissemination of the information required to be disclosed to the security holders…The method of dissemination applicable to a Rule 13e-3 transaction depends on the type of transaction involved.” 1979 SEC LEXIS 969, *25. Accordingly, the Adopting Release suggests that for certain types of transactions, filing the relevant information regarding the transaction with the SEC without mailing such information to shareholders will satisfy the dissemination requirements of Rule 13e-3(f).

In addition, the Adopting Release states:

“The twenty day advance disclosure requirements is intended to provide reasonable assurance that the information required to be disclosed to security holders in a Rule 13e-3 transaction will be disseminated sufficiently far in advance of the specified transactions to permit security holders to make an unhurried and informed choice as to their alternatives. Unless security holders receive disclosure prior to consummation of the transaction, disclosure requirements are of limited utility since security holders are forced to select an alternative without adequate information.” 1979 SEC LEXIS 969, *27.

This indicates that the purpose of the dissemination requirements in Rule 13e-3(f) relates to voting by the shareholders on the transaction as it is tied to the date that shareholders will be required to make an investment decision with respect to their shares.

Further, Rule 13e-4(e) also discusses “dissemination” with respect to issuer tender offers. Although Rule 13e-4 is not applicable to the TGMF Purchase, its language suggests that Rule 13e-3 does not contemplate mailing being an appropriate, much less a required, method of dissemination in the case of the TGMF Purchase. Rule 13e-4(e)(ii)(A) explicitly provides that “mailing or otherwise furnishing” tender offer information is one method of disseminating tender offer information, which suggests that if the Staff intended the mailing of information to be the required method of dissemination under Rule 13e-3(f) to shareholders in connection with small purchases of securities that constitute transactions in a series of transactions subject to Rule 13e-3, then Rule 13e-3(f) would have explicitly so provided. By contrast, the requirement in Rule 13e-3(f)(1)(i) that an issuer or affiliate “[p]rovide the information” required by Rule 13e-3(e) and the concept of dissemination of disclosure regarding material changes “in a manner calculated reasonably to inform security holders” in Rule 13e-3(f)(1)(iii), indicates that the dissemination requirements of Rule 13e-3 are more flexible than Rule 13e-4(e). This is supported by the fact that, in the context of a tender offer, Rule 14d-5 expressly provides an offeror with the right to obtain a list of an issuer’s shareholders of record and their contact information from the issuer for purposes of disseminating tender offer information by mail, while Rule 13e-3 does not provide a similar right, suggesting that dissemination by mail is not required under Rule 13e-3 in all circumstances. The filing persons respectfully submit that this is particularly relevant where, as in the present case, an initial transaction precedes a negotiated transaction with an issuer but may be deemed a step in a series of transactions subject to Rule 13e-3, as the party undertaking such initial transaction has no means to ensure dissemination by mail to such issuer’s shareholders of record.

As a result, the filing persons respectfully submit that they have complied with the dissemination requirements of Rule 13e-3(f) with respect to the TGMF Purchase. The applicable filing persons timely filed with the SEC the Initial Schedule 13E-3 and Amendment No. 1 on March 9, 2018 and April 26, 2018, respectively, and Baring SPV and certain of its affiliates timely filed with the SEC a statement on Schedule 13D and Amendment No. 1 and Amendment No. 2 thereto (such Schedule 13D, as amended, the “Baring SPV Schedule 13D”) on March 5, 2018, April 9, 2018 and April 16, 2018, respectively, which publicly disclosed all applicable information concerning the TGMF Purchase at the time of the filing thereof.

Since all applicable information concerning the TGMF Purchase had already been publicly disseminated through filings with the SEC, mailing the Initial Schedule 13E-3 to the Company’s shareholders prior to the closing of the TGMF Purchase would not have provided them with any new information. In addition, mailing the Initial Schedule 13E-3 prior to the closing of the TGMF Purchase would have been premature since, at the time the Initial Schedule 13E-3 was filed, there was no Rule 13e-3 transaction on which shareholders would be entitled to vote, and, accordingly, proxies were not being solicited in connection with the closing of the TGMF Purchase. Indeed, the mailing of such information would likely have confused shareholders since they would have received such information, which was already publicly available, without being requested to take any action in respect thereof. In accordance with Rule 13e-3(f), once the definitive Proxy Statement is filed, the filing persons will mail the definitive Proxy Statement to the Company’s shareholders at least twenty days prior to the applicable extraordinary general meeting of the Company’s shareholders in accordance with Rule 13e-3(f), which is intended to include all applicable information regarding the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, along with the prior disclosure concerning the TGMF Purchase, for the shareholders to make “an unhurried and informed choice” in deciding whether to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, at such extraordinary general meeting.

The filing persons respectfully note that a similar approach was taken in the Ugly Duckling transaction, in which an initial transaction statement on Schedule 13E-3 was filed in connection with the chairman’s purchase of Ugly Duckling common stock from a shareholder in a private transaction, and a subsequent transaction statement on Schedule 13E-3 and proxy statement in which shareholders were asked to vote on an issuance of warrants to the chairman were later filed and mailed to the Ugly Duckling shareholders (offer materials related to a tender offer proposed by the Chairman were later filed and mailed to shareholders under Schedule 13E-3/ Schedule TO).

Further, as mentioned above, the mailing of the Initial Schedule 13E-3 would not have provided shareholders with any information regarding the TGMF Purchase that had not been publicly disclosed to the Company’s shareholders through the filing of the Initial Schedule 13E-3, Amendment No. 1 and the Baring SPV Schedule 13D. Under analogous circumstances in the going private transaction involving China Hydroelectric Corporation (“China Hydro”) (File No. 005-85243), the acquirer neither mailed nor filed an initial transaction statement on Schedule 13E-3 in connection with the purchase of securities of China Hydro in a privately negotiated transaction prior to entering into a merger agreement with China Hydro, noting in a comment response letter to the Staff that all material information concerning the private purchase and its proposal for a going private transaction, which had not yet been agreed upon, was timely filed in amendments to its statement on Schedule 13D, and “[a]s such, unaffiliated shareholders of the Company have not been deprived of any material information relating to the [purchase] or the proposed going private transaction.”

2.	On a related note, we believe the purchase of shares by Baring SPV from TGMF is a transaction in a series of transactions subject to Rule 13e-3. Thus, revise your proxy statement to provide disclosure addressing the TGMF purchase as well as the proposed merger. For example, revise your disclosure of the fairness determination by each filing person to include the TGMF purchase.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to the updated disclosure on pages 9, 10, 11, 13, 43-48, 59, 64, 70-71, 73 and 74 of the Revised Preliminary Proxy Statement.

3.	Similar to comment 2 above, we note in Amendment No. 4 to the Schedule 13D filed by The Crawford Group that Crawford has agreed to purchase common shares from the IGC Sellers. Similar to the TGMF purchase, we believe the purchase of shares by Crawford from the IGC Sellers is a transaction in a series of transactions subject to Rule 13e-3. Thus, tell us how you intend to comply with Rule 13e-3 in closing that purchase and revise your proxy statement to provide disclosure addressing the purchase together with the merger and the TGMF purchase.

Compliance with Rule 13e-3

The filing persons respectfully submit that, based upon the information and analysis set forth below, the filing persons will have complied with Rule 13e-3 in connection with the closing of the IGC ROFO Purchase.

If the applicable Rule 13e-3 transaction involves a series of transactions, Rule 13e-3 requires (a) the filing of a transaction statement on Schedule 13E-3 at least thirty days before the first transaction in such series of transactions that is the purchase of securities of the class of securities subject to the Rule 13e-3 transaction and does not involve the solicitation of proxies or a tender offer, (b) the filing of an amendment to such Schedule 13E-3 promptly with respect to each subsequent transaction in such series of transactions, and (c) the dissemination of certain information required by Rule 13e-3(e) to security holders in accordance with Rule 13e-3(f)(1). See Rule 13e-3(d); General Instruction D to Schedule 13E-3; and Rule 13e-3(f).

Filing of Schedule 13E-3

As discussed in response to comment 1 above, the filing persons have complied with the requirement to file a transaction statement on Schedule 13E-3 at least thirty days before the purchase of securities that is the first transaction in a series of transactions subject to Rule 13e-3 because the applicable filing persons filed the Initial Schedule 13E-3 on March 9, 2018 and Baring SPV waited more than thirty days thereafter to close the TGMF Purchase, which was the first transaction in a series of transactions.

The IGC ROFO Purchase constitutes a subsequent transaction in a series of transactions subject to Rule 13e-3. The filing persons respectfully note that General Instruction D.5 of Schedule 13E-3 clearly states that the thirty-day waiting period applies only to the timing of the filing of the transaction statement on Schedule 13E-3 for the first transaction in a series of transactions (i.e., the TGMF Purchase). With respect to the IGC ROFO Purchase, General Instruction D.5 only requires the filing persons to promptly amend the Schedule 13E-3 to reflect subsequent transactions in the series of transactions. The filing persons filed Amendment No. 2 on the date hereof, disclosing the relevant information concerning the IGC ROFO Purchase at such time, and the filing persons intend to promptly amend the Schedule 13E-3 (the “IGC ROFO Purchase Agreement Amendment”) pursuant to General Instruction D.5 of Schedule 13E-3 following the execution of an IGC ROFO Purchase Agreement by Crawford and the IGC Sellers, which will set forth the terms and conditions governing the IGC ROFO Purchase. In addition, the filing persons intend to further promptly amend the Schedule 13E-3 (the “IGC ROFO Closing Amendment”) pursuant to General Instruction D.5 of Schedule 13E-3 following the closing of the IGC ROFO Purchase in accordance with the terms of such IGC Purchase Agreement. As a result, by filing Amendment No. 2, the IGC ROFO Purchase Agreement Amendment and the IGC ROFO Closing Amendment, the filing persons respectfully submit that they will have complied with the filing requirements of Rule 13e-3 in closing the IGC ROFO Purchase.

Dissemination of Information

For the reasons set forth in the response to comment 1 above, the filing persons respectfully submit that publicly filing information with the SEC relating to privately negotiated purchases of an issuer’s securities that constitute transactions in a series of transactions subject to Rule 13e-3, followed by mailing a proxy statement that includes the applicable information required by Rule 13e-3 to the issuer’s shareholders at the appropriate later time, satisfies the dissemination requirements of Rule 13e-3(f).

Accordingly, for the same reasons that the filing persons have complied with the dissemination requirements of Rule 13e-3(f) with respect to the TGMF Purchase, as discussed in the response to comment 1 above, the filing persons intend to comply with the dissemination requirements of Rule 13e-3(f) in closing the IGC ROFO Purchase by taking, or having taken, the following actions: (a) certain affiliates of Crawford have timely filed with the SEC Amendment No. 4 to their statement on Schedule 13D (such Schedule 13D, as amended, the “Crawford Schedule 13D”), disclosing Crawford’s acceptance of the offer set forth in the First Offer Notice, dated April 23, 2018, delivered by the IGC Sellers to Crawford, and the applicable affiliates of Crawford intend to timely amend the Crawford Schedule 13D following the execution of an IGC ROFO Purchase Agreement by the IGC Sellers and Crawford; (b) the applicable affiliates of Crawford intend to further timely amend the Crawford Schedule 13D in connection with the closing of the IGC ROFO Purchase; (c) the filing persons have timely filed with the SEC Amendment No. 2 and intend to timely file with the SEC the IGC ROFO Purchase Agreement Amendment and the IGC ROFO Closing Amendment, disclosing all applicable information concerning the IGC ROFO Purchase at the time of the filing thereof; and (d) once the definitive Proxy Statement is filed, the filing persons will mail the definitive Proxy Statement to the Company’s shareholders at least twenty days prior to the applicable extraordinary general meeting of the Company’s shareholders in accordance with Rule 13e-3(f), which is intended to include all applicable information regarding the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, along with the prior disclosure concerning the IGC ROFO Purchase, for the shareholders to consider in deciding whether to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, at such extraordinary general meeting. Since all applicable information concerning the IGC ROFO Purchase is intended to be publicly disseminated through the filing of the Crawford Schedule 13D, Amendment No. 2, the IGC ROFO Purchase Agreement Amendment and the IGC ROFO Closing Amendment, the mailing of the Schedule 13E-3 to the Company’s shareholders prior to the closing of the IGC ROFO Purchase would not provide them with any new information. In addition, the mailing of the Schedule 13E-3 prior to the closing of the IGC ROFO Purchase would be premature since a shareholder vote is not being solicited with respect to the IGC ROFO Purchase, and the mailing of such information would likely confuse shareholders because they would receive such information, which would already be publicly available, without being requested to take any action in respect thereof.

Revised Disclosure

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to the updated disclosure on pages 6-7, 9, 10, 11, 13, 34-36, 43-48, 59, 64, 68-71, 73, 74 and 110 of the Revised Preliminary Proxy Statement.

Summary Term Sheet, page 3

4.	We note that the Summary Term Sheet and the Questions and Answers cover 20 pages of your proxy statement. Revise and consolidate both sections to ensure you comply with Item 1001 of Regulation M-A.

In response to the Staff’s comment, the disclosure in the sections entitled “Summary Term Sheet” and “Questions and Answers About the Extraordinary General Meeting and the Merger” in the Preliminary Proxy Statement has been revised. The Revised Preliminary Proxy Statement now includes disclosure regarding substantive information with respect to the terms of the Merger in the section entitled “Summary Term Sheet” and disclosure regarding procedural information with respect to the Merger in the section entitled “Questions and Answers About the Extraordinary General Meeting and the Merger.” Duplicative disclosure about the procedures with respect to the extraordinary general meeting and appraisal rights has been removed from the section entitled “Summary Term Sheet”, and duplicative disclosure about the terms of the Merger and the recommendation of the board of directors of the Company has been removed from the section entitled “Questions and Answers About the Extraordinary General Meeting and the Merger.” In addition, in accordance with Item 1001 of Regulation M-A, the disclosure in the section entitled “Summary Term Sheet” has been limited to the most material terms of the proposed transaction.

5.	Your definition of Unaffiliated Security Holders includes within it affiliates: for example, all of your officers and directors and some of your filing persons. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to the updated disclosure on pages iii and 9 of the Revised Preliminary Proxy Statement.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 37

6.	Please address how the Special Committee and the Board, each of which has adopted the analysis and opinion of Duff & Phelps, were able to support their fairness determinations as to unaffiliated shareholders given that the financial advisor’s opinion address fairness with respect to Per Share Merger Consideration to be paid to the holders of Shares (other than the Excluded Shares, the Dissenting Shares, the Company RSs and Shares represented by ADSs) and the Per ADS Merger Consideration to be paid to the holders of the ADSs (other than ADSs representing Excluded Shares), rather than to all shareholders unaffiliated with the company.

The filing persons respectfully submit that each of the Special Committee and the Board concluded that it could rely on Duff & Phelps’ written opinion as a basis for its determination as to the fairness of the Per Share Merger Consideration and the Per ADS Merger Consideration, as applicable, to the unaffiliated security holders of the Company because: (a) the group comprising the unaffiliated security holders of the Company as defined under Rule 13e-3 (and assuming for this purpose that officers and directors of the Company are affiliates of the Company) constitute a subset of the larger group of security holders of the Company addressed by Duff & Phelps’ written opinion (i.e., “the holders of Shares (other than the Excluded Shares, the Dissenting Shares, the Company RSs and Shares represented by ADSs) and the holders of the ADSs (other than ADSs representing Excluded Shares)”); (b) since Duff & Phelps’ written opinion addresses the larger group of the security holders of the Company, by definition such written opinion encompasses the subset thereof comprising the unaffiliated security holders of the Company as defined under Rule 13e-3; and (c) all security holders of the Company that are addressed by Duff & Phelps’ written opinion, which includes all of the unaffiliated security holders of the Company as defined under Rule 13e-3, are receiving the same consideration in the Merger and their interests in the Merger are not materially different. Please refer to the updated disclosure on page 39 of the Revised Preliminary Proxy Statement.

7.	Refer to the first paragraph on page 42. Revise your disclosure to describe what consideration the Special Committee and Board gave to the firm offer made by Ocean and Ctrip. See Item 1014(b)(f) of Regulation M-A. Apply this comment also to the similar disclosure under the caption “Position of the Buyer Group as to Fairness of the Merger.”

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to the updated disclosure on page 42 of the Revised Preliminary Proxy Statement.

Position of the Buyer Group as to Fairness of the Merger, page 43

8.	Revise this section to disclose the fairness determination with respect to the going private transaction, not the Merger alone.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to the updated disclosure on pages 43-48 of the Revised Preliminary Proxy Statement.

9.	Please address how the Buyer Group was able to support its fairness determination as to unaffiliated shareholders given that the financial advisor’s opinion address fairness with respect to Per Share Merger Consideration to be paid to the holders of Shares (other than the Excluded Shares, the Dissenting Shares, the Company RSs and Shares represented by ADSs) and the Per ADS Merger Consideration to be paid to the holders of the ADSs (other than ADSs representing Excluded Shares), rather than to all shareholders unaffiliated with the company.

The filing persons respectfully submit that the Buyer Group concluded that it could rely on Duff & Phelps’ written opinion as a basis for its determination as to the fairness of the Per Share Merger Consideration and the Per ADS Merger Consideration, as applicable, to the unaffiliated security holders of the Company because: (a) the group comprising the unaffiliated security holders of the Company as defined under Rule 13e-3 (and assuming for this purpose that officers and directors of the Company are affiliates of the Company) constitute a subset of the larger group of security holders of the Company addressed by Duff & Phelps’ written opinion (i.e., “the holders of Shares (other than the Excluded Shares, the Dissenting Shares, the Company RSs and Shares represented by ADSs) and the holders of the ADSs (other than ADSs representing Excluded Shares)”); (b) since Duff & Phelps’ written opinion addresses the larger group of the security holders of the Company, by definition such written opinion encompasses the subset thereof comprising the unaffiliated security holders of the Company as defined under Rule 13e-3; and (c) all security holders of the Company that are addressed by Duff & Phelps’ written opinion, which includes all of the unaffiliated security holders of the Company as defined under Rule 13e-3, are receiving the same consideration in the Merger and their interests in the Merger are not materially different. Please refer to the updated disclosure on page 46 of the Revised Preliminary Proxy Statement.

Certain Financial Projections, page 46

10.	We note your disclosure that this section discloses “certain” key assumptions in preparing the financial projections. Revise your disclosure to include all material assumptions.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to the updated disclosure on page 48 of the Revised Preliminary Proxy Statement.

Opinion of Duff & Phelps, Special Committee’s Financial Advisor, page 49

11.	Please revise to disclose the data underlying the results described in the Merger and Acquisition Transactions analysis. We note that such information appears on page 19 of the board book provided by Duff & Phelps and filed as an exhibit to the Schedule 13E-3.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to the updated disclosure on page 57 of the Revised Preliminary Proxy Statement.

12.	On a related note, tell us what consideration you have given to disclosing the substance of the table at the top of page 20 of the board book, which to show how the comparable company and transaction information resulted in the multiples used in arriving at the Value per ADS Range.

The filing persons respectfully submit that Duff & Phelps analyzed selected public companies and selected merger and acquisition transactions in the car rental industry for purposes of estimating valuation multiples to calculate a range of implied enterprise values of the Company. In order to estimate a range of enterprise values for the Company, Duff & Phelps applied valuation multiples to the Company’s projected EBIT for the fiscal years ending December 31, 2018 and December 31, 2019. The projected EBIT was adjusted for purposes of this analysis to eliminate public company costs and non-recurring income (expenses). Duff & Phelps’ selected valuation multiples for the projected fiscal 2018 EBIT multiple ranged from 14.0x to 16.0x and for the projected fiscal 2019 EBIT multiple ranged from 10.0x to 12.0x. Valuation multiples were selected taking into consideration historical and projected financial performance metrics of the Company relative to such metrics of the selected public companies, including size, growth outlook, capital requirements, profit margins, revenue mix and other characteristics.

13.	On a further related note, explain in your disclosure why the top of each Selected Multiple Range on page 20 of the board book (16.0x and 12.0x) is significantly lower than the top of the Public Company Range (38.4x and 27.2x, respectively).

The filing persons respectfully submit that, rather than applying the minimum, average, median or maximum multiple from the public company set, Duff & Phelps selected multiples taking into consideration historical and projected financial performance metrics of the Company relative to such metrics of the selected public companies, including size, growth outlook, capital requirements, profit margins, revenue mix and other characteristics.

14.	Revise your disclosure to provide the information required by Item 1015(b)(4) of Regulation M-A.

The filing persons respectfully submit that, other than in connection with the Merger and as disclosed in the Revised Preliminary Proxy Statement, during the past two years, Duff & Phelps, its affiliates and/or unaffiliated representatives have not had any material relationships with the Company or its affiliates.

Effects of the Merger on the Company, page 58

15.	Please fill in the table on page 60.

The filing persons respectfully advise that such table will be completed in a subsequent amendment to the Revised Preliminary Proxy Statement prior to the finalization of the definitive Proxy Statement.

Alternatives to the Merger, page 60

16.	Revise the first paragraph on page 61 to expand upon each factor listed and how each such factor led the Special Committee not to recommend that the company remain a public company.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to the updated disclosure on page 63 of the Revised Preliminary Proxy Statement.

* * * * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852 3512 2337.

Sincerely, By: /s/ Nima Amini Nima Amini of O’MELVENY & MYERS

cc:	Ray Ruiping Zhang

(EHi Car Services Limited)

Gordon K. Davidson, Esq.

David K. Michaels, Esq.

Ken S. Myers, Esq.

(Fenwick & West LLP)

Tim Gardner, Esq.

William Welty, Esq.

(Weil, Gotshal & Manges)

Greg Pilarowski, Esq.

(Pillar Legal, P.C.)

Thomas A. Litz, Esq.

(Thompson Coburn LLP)

Don S. Williams, Esq.

(Sheppard, Mullin, Richter & Hampton LLP)